

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Mail Stop 4720

<u>Via E-mail</u>
James G. Mackey
Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, Virginia 22102

>   **Re: Federal Home Loan Mortgage Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Response Dated January 13, 2017**
>   **File No. 001-34139**

Dear Mr. Mackey:

We have reviewed your January 13, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 29, 2016 letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11</u>

1.   We have reviewed your response to prior comment 1 regarding the accounting for the reclassification of seriously delinquent single-family mortgage loans from held-for-investment to held-for-sale. We note that the Company's accounting policy related to determining when a single-family loan or portion of that loan is uncollectable is based on loan performance data. We believe that when the Company changes its intent to hold a loan for investment, it should evaluate at that time whether a portion of the loan is uncollectable. Given that the loans transferred to held-for-sale may have different characteristics and performance, these loans represent a class of transactions that necessitate a separate accounting policy. Please confirm that no later than January 1,

2017 you will select an accounting policy for determining when loans transferred to held-for-sale are deemed uncollectable. Additionally, in your Form 10-K for the year ended December 31, 2016, please revise your disclosures regarding the Company's credit performance and charge-off experience to also include information about losses realized as a result of selling certain seriously delinquent single-family loans.

You may contact Cara Lubit at 202-551-5909 or me at 202-551-3512 if you have any questions.

Sincerely,

/s/ Stephane L. Sullivan

Stephanie L. Sullivan
Senior Technical and Policy Advisor
Office of Financial Services